Exhibit 12(a)

Ratio of Earnings to Fixed Charges

Union Pacific Railroad Company and Consolidated Subsidiary and Affiliate Companies

(Unaudited)

Three Months Ended Sept. 30,
Millions of Dollars, Except Ratios	2005	2004
Earnings:
Net income	$373	$207
Equity earnings net of distributions	(21)	(21)
Total earnings	352	186
Income taxes	24	115
Fixed charges:
Interest expense including amortization of debt discount	125	123
Portion of rentals representing an interest factor	58	51
Total fixed charges	183	174
Earnings available for fixed charges	$559	$475
Ratio of earnings to fixed charges	3.1	2.7